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                             May 20, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 14, 2024
                                                            File No. 333-276588

       Dear Amro Albanna:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any reference to a prior comment is to the comment in our February 15, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Notes to the Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Investments, page F-12

   1. We note your disclosure that you appear to have purchased equity investments in the amount of $22,711,211,
which corresponds to an investment in Evofem on your balance sheet. Please provide
us your analysis of accounting for this investment under the cost method and how you
concluded that you do not exercise significant influence over
                                                        Evofem such that
financial statements pursuant to Rule 3-09 of Regulation S-X would be required. In addition,
please confirm you continue to believe the acquisition of Evofem is not probable such that
financial statements and pro forma information are not required under Rule 3-05 and
Article 11 of Regulation S-X.
 Amro Albanna
Aditxt, Inc.
May 20, 2024
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameAmro Albanna
                                                        Division of Corporation
Finance
Comapany NameAditxt, Inc.
                                                        Office of Life Sciences
May 20, 2024 Page 2
cc:       Sean F. Reid, Esq.
FirstName LastName